

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 5, 2013

<u>Via E-mail</u>
Mr. Kenneth Schilling
Chief Financial Officer
Hyster-Yale Materials Handing, Inc.
5875 Landerbrook Drive, Suite 300
Cleveland, Ohio 44124-4069

>   **Re: Hyster-Yale Materials Handing, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2012**
>   **Filed February 19, 2013**
>   **File No. 000-54799**

Dear Mr. Schilling:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

Cc: Charles A. Bittenbender, Esq (via E-mail)